Exhibit 4.1
The J. M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667-0280
June 4, 2008
Computershare Investor Services, LLC
2 North LaSalle
P.O. Box A3504
Chicago, Illinois 60690-3504
Attention: Shareholder Services
Re:	Amendment No. 2 to Amended and Restated Rights Agreement
Ladies and Gentlemen:
     Pursuant to Section 27 of the Amended and Restated Rights Agreement, dated as of August 28, 2000, between The J. M. Smucker Company (the “Company”), and Computershare Investor Services LLC, successor to Harris Trust and Savings Bank, as rights agent (the “Rights Agent”), as amended by Amendment No. 1 to Amended and Restated Rights Agreement, dated as of October 9, 2001, between the Company and the Rights Agent (the “Rights Agreement”), the Company, by resolution adopted by its Directors, hereby amends the Rights Agreement as follows (the “Amendment No. 2”):
     1. Section 1 of the Rights Agreement is hereby amended by adding the following new definitions thereto:
"“P&G” has the meaning set forth in the definition of “Shareholders Agreement” in Section 1 of this Agreement.”
"“Voting Agreement” means the Voting Agreement and Irrevocable Proxy, dated as of June 4, 2008, among P&G and those certain shareholders of the Company set forth on the signature pages thereto.”
     2. The paragraph at the end of Section 1 of the Rights Agreement is hereby amended to read in its entirety as follows:
“Notwithstanding anything in this Agreement to the contrary, neither P&G nor any of its permitted assignees shall be deemed an Acquiring Person and none of a Distribution Date, a Share Acquisition Date, or a Triggering Event shall be deemed to occur or to have occurred, and that the Rights will not become separable, distributable, unredeemable or exercisable, in each such case, solely by reason or solely as a result of the approval, execution or delivery of (i) the Shareholders Agreement, or the consummation

Computershare Investor Services, LLC
June 4, 2008

of the transactions contemplated thereby, or (ii) the Voting Agreement, or the consummation of the transactions contemplated thereby.”
     3. Except as expressly set forth herein, the Rights Agreement shall not otherwise be supplemented or amended by virtue of this Amendment No. 2 to the Rights Agreement and shall remain in full force and effect.
     4. Capitalized terms used without other definition in this Amendment No. 2 to the Rights Agreement shall be used as defined in the Rights Agreement.
     5. This Amendment No. 2 to the Rights Agreement shall be deemed to be a contract made under the internal substantive laws of the State of Ohio and for all purposes will be governed by and construed in accordance with the internal substantive laws of such State applicable to contracts to be made and performed entirely within such State.
     6. This Amendment No. 2 to the Rights Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
     7. This Amendment No. 2 to the Rights Agreement shall be effective as of, and immediately prior to, the execution and delivery of the Voting Agreement, and all references to the Rights Agreement shall, from and after such time, be deemed to be references to the Rights Agreement as amended hereby.
     8. Exhibits B and C to the Rights Agreement shall be deemed amended in a manner consistent with this Amendment No. 2 to the Rights Agreement.

Very truly yours, THE J. M. SMUCKER COMPANY
By:	/s/ Richard K. Smucker
	Name:	Richard K. Smucker
	Title:	President and Co-CEO
Accepted and agreed to as of the
effective time specified above:
COMPUTERSHARE INVESTOR SERVICES, LLC

By:	/s/ Michael J. Lang
	Name:	Michael J. Lang
	Title:	Sr. Vice President